Surf Air Mobility Inc.

12111 S. Crenshaw Blvd.

Hawthorne, CA 90250

August 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549

Attention: Anuja Majmudar and Daniel Morris

Re: Surf Air Mobility Inc.
Registration Statement on Form S-1 (File No. 333-274572)

Dear Ms. Majmudar and Mr. Morris:

Surf Air Mobility Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S‑1 (File No. 333-274572) (the “Registration Statement”) be accelerated and that it be declared effective August 26, 2024 at 4:30 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Deanna White

Deanna White

Interim Chief Executive Officer of Surf Air Mobility Inc.

cc: Peter Wardle, Gibson, Dunn & Crutcher LLP